Exhibit 99.6

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# First-in-Human Results With IMA401, a MAGEA4/8-targeted T-cell Receptor-based Bispecific T-cell Engager (TCER), in Recurrent or Refractory Solid Tumors

Martin Wermke[1], Dirk Jaeger[2], Annalen Bleckmann[3], Manik Chatterjee[4], Stefanie Groepper[5], Daniel Heudobler[6], Judith S Hecker[7], Silvia Spoerl[8], Martin Sebastian[9], Moritz Kleemiss[10], Heiko Becker[11], Stefan Knop[12], Farastuk Bozorgmehr[13], Mathias Haenel[14], Sarah Missel[15], Carsten Reinhardt[15], Olga Veremchuk[15], Manuel Ruh[15], Cedrik Michael Britten[15], Sebastian Ochsenreither[16]

[1] TU Dresden University of Technology, NCT/UCC Early Clinical Trial Unit, Dresden, Germany; [2] National Centre for Tumor Diseases, Heidelberg, Germany; [3] Universitätsklinikum Münster, Münster, Germany; [4] University of Wuerzburg, Medizinische Klinik 2, Würzburg, Germany; [5] Marien Hospital Dusseldorf, Düsseldorf, Germany; [6] University Hospital Regensburg, Regensburg, Germany; [7] Department of Medicine III, Technical University of Munich, Munich, Germany; [8] University Hospital Erlangen, Erlangen, Germany; [9] University Hospital Frankfurt, Frankfurt, Germany; [10] University Hospital Bonn, Bonn, Germany; [11] Department of Hematology, Oncology, and Stem Cell Transplantation, Medical Center – University of Freiburg, Freiburg, Germany; [12] Nuremberg General Hospital, Nuremberg, Germany; [13] Thoraxklinik Heidelberg gGmbH, University Hospital Heidelberg, Heidelberg, Germany; [14] Klinikum Chemnitz gGmbH, Chemnitz, Germany [15] Immatics Biotechnologies GmbH, Tübingen, Germany; [16] Charite Universitätsmedizin Berlin, Berlin, Germany

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# Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- **IMA401** is a novel TCR-based bispecific T-cell engager targeting MAGEA4/8, expressed in multiple cancers incl. head & neck cancer and sqNSCLC
- **IMA401** demonstrates a manageable tolerability profile and encouraging efficacy as monotherapy or in combination with ICI
- **Next steps** include a combination with a PRAME-directed TCR-based T-cell engager (IMA402) for >90% prevalence in sqNSCLC

HLA, human leukocyte antigen; head and neck (H&N) cancer (squamous cell and adenocarcinoma); ICI, immune checkpoint inhibitor; MAGE, melanoma-assicated antigen; PRAME, preferentially expressed in melanoma; sqNSCLC, squamous cell non-small cell lung cancer; TCR: T-cell receptor;

Dose escalation data presented by Wermke et al., ESMO 2024.

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# Target Biology of IMA401-Targeted MAGEA4/8 Peptide

**1** **MAGEA4/8 is expressed in multiple cancers**

**2** **IMA401 target peptide shows high HLA-presentation levels**

**3** **Further increase in target presentation by IFN-γ**



sqNSCLC
n= 91
65%
HNSCC
n= 338
45%
Bladder carcinoma
n= 278
40%
Esophageal carcinoma
n= 57
40%
Ovarian carcinoma
n= 351
30%
Cutaneous melanoma
n= 195
20%
No clinical activity expected
Potential for clinical activity
Clinical activity shown
MAGEA4/8 mRNA expression (TPM, log-scaled)



p<0.001
Peptide Presentation
[pHLA CpC]
100000
10000
1000
100
10
1
MAGEA4 conventionally used peptide
IMA401 target peptide



p<0.01
Peptide Presentation Modulation
[pHLA CpC fold change upon stimulation]
80
60
40
20
0
MAGEA4 conventionally used peptide
IMA401 target peptide

Data on file: 1 MAGEA4/8 target prevalence by mRNA expression in late-stage solid tumors based on an optimized proprietary target expression threshold applied to TCGA data (TCGA stage III/IV); 2 Target peptide density in primary and metastatic solid tumors; median shown (solid line). Target peptide copy numbers per cell (CpC) measured by quantitative mass spec in paired samples (MAGEA4 vs. MAGEA4/8 in the same tumor); p-value by paired t-test, 3 CpC fold change in A375 cells presenting MAGEA4 and MAGEA4/8 peptides ± IFN-γ (100 U/mL, 48 h; n=3); p-value by paired t-test; HNSCC, head and neck squamous cell carcinoma; IFN-γ, interferon gamma, sqNSCLC, squamous cell non-small cell lung cancer; TPM, transcripts per million.

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# IMA401 Designed to Improve Efficacy and Reduce Risk of CRS


Tumor Cell
MAGEA4/8 pHLA
IMA401
CD3/TCR
Activated T cell

✓ **Antibody-like format with half-life extension (HLE)**

Long half-life of 2-3 weeks[a]

✓ **Anti-tumor Activity**

**High-affinity MAGEA4/8** pHLA binding

($K_D$ = 1.7 nM; BLI)

✓ **Optimized tolerability**

**Low binding to TCR/CD3-**expressing T cells

($EC_{50} \geq 200$ nM; flow cytometry)

IMA401 is an investigational therapy and its use has not been proven to be safe or effective. It has not been approved by the FDA or any other regulatory agency outside of the US.

[a] Median half-life IMA401: ~18 days, see appendix; BLI, biolayer interferometry; CRS, cytokine release syndrome; MAGEA, melanoma-associated antigen gene; pHLA, peptide-human leukocyte antigen; TCR, T-cell receptor.

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# IMA401 Phase 1 Basket Trial in Solid Tumors: Objectives and Eligibility

## Objectives

**Primary:**

- Determine MTD and/or RP2D in monotherapy and in combination with pembrolizumab

**Secondary:**

- Assess safety and tolerability
- Evaluate initial anti-tumor activity (RECIST 1.1 and iRECIST)
- Assess pharmacokinetics

## Key Eligibility Criteria

- Recurrent and/or refractory **solid tumors**[a]
- HLA-A*02:01 positive
- MAGEA4/8-positive
- ECOG performance status 0-1
- Received or not eligible for all available indicated standard of care treatments

EudraCT No 2021-004326-30; NCT05359445; [a] Basket trial with >15 different tumor indications; ECOG, Eastern Cooperative Oncology Group; (i)RECIST, (immune) response evaluation criteria in solid tumors; MTD, maximum tolerated dose; RP2D, recommended phase 2 dose.

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# Phase 1 Basket Trial of IMA401 in MAGEA4/8+ Solid Tumors

## Phase 1a Dose Escalation
0.0066 mg - 2.5 mg IMA401
(n=61)

- **MABEL-based starting dose**
- Dose escalation based on cohorts of 1-6 patients using **adaptive design** (BLRM model)
- Initial q1w step dosing[a] (2-4 doses) up to target dose, q2w after reaching target dose[b]

0.0066 mg → 0.02 mg → 0.06 mg → 0.18 mg → 0.54 mg → 1.0 mg → 1.2 mg → 1.5 mg → 1.8 mg → 2.0 mg → 2.5 mg

✓ **Phase 1a dose escalation completed**

## RP2D Selection
1.0 - 2.0 mg IMA401
(n=32)

**Dose selection**:
MTD not reached per adaptive BLRM model[c], RP2D defined at 1-2 mg based on optimal risk-benefit-profile

1.0 mg → 1.2 mg → 1.5 mg → 1.8 mg → 2.0 mg

✓ **RP2D selection completed**

## ICI Combination at RP2D
1.0 or 1.5 mg IMA401 with Pembrolizumab
(n=12)

**ICI combination**:
Pembrolizumab started 1 week before IMA401 (400 mg IV q6w)

1.0 mg + Pembrolizumab → 1.5 mg + Pembrolizumab

✓ **IMA401 + ICI completed**

EudraCT No 2021-004326-30; NCT05359445; [a] Step dosing introduced at dose levels ≥1 mg, low-dose dexamethasone partially used as preventive measure for initial doses as applied for other bispecific T-cell engagers; ability to increase dose to previously cleared dose levels; [b] q2w: once every two weeks, weekly (q1w) IMA401 dosing was applied up to 0.54 mg; [c] MTD was not reached at 2.5 mg as defined by the adaptive BLRM model specifying probabilities of DLTs at tested doses. BLRM, Bayesian logistic regression model; ICI, immune checkpoint inhibitor; IV, intravenous; MABEL, minimum anticipated biological effect level; MTD, maximum tolerated dose, RP2D, recommended phase 2 dose; q6w, every 6 weeks.

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# Baseline Characteristics

**Highly heterogenous patient population with >15 different indications**

| **Different Indications** (all dose levels) | **# of Patients** |
|---|---|
| H&N (squamous, adenocarcinoma, others) | 16 |
| Melanoma (Cutaneous & Mucosal) | 8 |
| Synovial Sarcoma | 8 |
| sqNSCLC | 4 |
| TNBC | 4 |
| adNSCLC | 3 |
| Ovarian Carcinoma | 3 |
| Gastric Cancer | 2 |
| SCLC | 2 |
| Urothelial Carcinoma | 2 |
| Bladder Carcinoma | 1 |
| Esophageal Carcinoma | 1 |
| Gallbladder Adenocarcinoma | 1 |
| LCNEC Esophageal | 1 |
| LCNEC Lung | 1 |
| NET CUP | 1 |
| Non-melanoma Skin Cancer (Squamous) | 1 |
| Penile Cancer | 1 |
| Testicular GCT | 1 |

| **Baseline Characteristics** | **All Dose Levels** | **RP2D (1-2 mg)** | |
|---|---|---|---|
| | IMA401 ± Pembrolizumab n=61 | IMA401 (Monotherapy) n=32 | IMA401 + Pembrolizumab[b] n=12 |
| **Age (years)**, median (min, max) | 62 (19, 82) | 62 (19, 82) | 63 (33, 77) |
| **Sex**, male/female n (%) | 39 (64)/ 22 (36) | 19 (59)/ 13 (41) | 12 (100)/ 0 (0) |
| **ECOG performance status** | | | |
| 0, n (%) | 21 (34) | 11 (34) | 6 (42) |
| 1, n (%) | 38 (62) | 20 (63) | 6 (50) |
| 2, n (%) | 2 (3) | 1 (3) | 0 |
| **LDH at baseline** | | | |
| < 1xULN, n (%) | 36 (59) | 17 (53) | 8 (67) |
| 1-2xULN, n (%) | 21 (34) | 14 (44) | 4 (33) |
| > 2xULN, n (%) | 4 (7) | 1 (3) | 0 |
| **Baseline tumor burden** Target lesion SLD [cm], median (range) | 67 (11.3, 202.8) | 60 (11.3, 202.8) | 63.1 (15.5, 121.0) |
| **Tumor lesions** | | | |
| Number of lesions, median (min, max) | 4 (1, 10) | 4 (1, 10) | 4.5 (2, 10) |
| Liver metastases, n (%) | 18 (30) | 10 (31) | 4 (33) |
| Brain metastases, n (%) | 4 (7) | 2 (6) | 0 |
| **Treatment Experience** No. of prior lines of systemic treatment median (min, max) | 3 (1, 8) | 4 (1, 8) | 3 (1, 4) |
| **Prior treatments, n (%)** | | | |
| Chemotherapy | 52 (85) | 25 (78) | 11 (92) |
| ICI | 40 (66) | 18 (56) | 11 (92) |
| Targeted Therapy[a] | 41 (67) | 22 (69) | 9 (75) |
| Hormone Therapy | 4 (7) | 2 (6) | 0 |
| Others | 7 (11) | 4 (13) | 0 |

[a] Includes small molecule drugs and antibodies. [b] IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); adNSCLC, adenocarcinoma non-small cell lung cancer; ECOG, Eastern Cooperative Oncology Group; GCT, germ cell tumor; H&N, head and neck; HNSCC, head and neck squamous cell carcinoma; ICI, immune checkpoint inhibitor; LCNEC, large cell neuroendocrine carcinoma; LDH, lactate dehydrogenase; NET CUP, neuroendocrine tumor of cancer of unknown primary; RP2D, recommended phase 2 dose; SCLC, small cell lung cancer; SLD, sum of longest diameter(s); sqNSCLC, squamous cell non-small cell lung cancer; TNBC, triple-negative breast cancer; ULN, upper limit of normal.

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# Tolerability of IMA401 Monotherapy

| | All treated patients | | IMA401 (Monotherapy) | | | |
|---|---|---|---|---|---|---|
| **Treatment-related Adverse Events** (safety analysis set) | **All Dose Levels** N=61 | | **1-2 mg (RP2D)** n=32 | | **> 2 mg** n=7 | |
| **TRAEs[a], n (%)** | All Grades | ≥ Grade 3 | All Grades | ≥ Grade 3 | All Grades | ≥ Grade 3 |
| Any TRAE | 54 (89) | 31 (51) | 28 (88) | 16 (50) | 7 (100) | 7 (100) |
| Cytokine release syndrome | 23 (38) | 0 | 12 (38) | 0 | 3 (43) | 0 |
| Lymphopenia | 20 (33) | 16 (26) | 9 (28) | 7 (22) | 5 (71) | 5 (71) |
| Neutropenia | 19 (31) | 11 (18) | 11 (34) | 5 (16) | 5 (71) | 5 (71) |
| Thrombocytopenia | 10 (16) | 2 (3) | 5 (16) | 0 | 3 (43) | 2 (29) |
| Leukopenia | 9 (15) | 5 (8) | 7 (22) | 4 (13) | 1 (14) | 1 (14) |
| Headache | 9 (15) | 2 (3) | 7 (22) | 1 (3) | 2 (29) | 1 (14) |
| Anaemia | 8 (13) | 7 (11) | 2 (6) | 2 (6) | 4 (57) | 3 (43) |
| Facial pain | 7 (11) | 2 (3) | 0 | 0 | 4 (57) | 1 (14) |
| ALT increased | 7 (11) | 1 (2) | 3 (9) | 1 (3) | 1 (14) | 0 |
| Pyrexia | 7 (11) | 0 | 2 (6) | 0 | 1 (14) | 0 |
| AST increased | 5 (8) | 3 (5) | 3 (9) | 2 (6) | 0 | 0 |
| Hypertension | 4 (7) | 2 (3) | 3 (9) | 2 (6) | 0 | 0 |
| GGT increased | 2 (3) | 1 (2) | 0 | 0 | 0 | 0 |
| Hypoxia | 2 (3) | 1 (2) | 0 | 0 | 0 | 0 |
| C-reactive protein increased | 1 (2) | 1 (2) | 1 (3) | 1 (3) | 0 | 0 |
| Chest pain | 1 (2) | 1 (2) | 0 | 0 | 0 | 0 |
| Febrile neutropenia | 1 (2) | 1 (2) | 0 | 0 | 1 (14) | 1 (14) |
| Pneumonia | 1 (2) | 1 (2) | 0 | 0 | 1 (14) | 1 (14) |
| Sinus tachycardia | 1 (2) | 1 (2) | 1 (3) | 1 (3) | 0 | 0 |

**Manageable tolerability profile with mostly transient AEs, consistent with MoA**

- **Most common AEs:**
  - Low-grade CRS (38% G1-G2, no ≥G3), mainly at first step dose, resolving within 1-3 days
  - Transient, mechanism-related lymphopenia
  - Mostly transient neutropenia, manageable with dexamethasone and G-CSF; not recurring after resolution with continued IMA401 treatment
- **No ICANS observed**
- **MTD not reached**
- Neutropenia-related DLTs in 5 patients (incl. 3 at >RP2D[b])
- **No DLTs at RP2D with dexamethasone premedication**

[a] All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all patients, all events with ≥ grade 3; [b] in patients with and without dexamethasone pre-medication, one possibly related death (pneumonia in the context of lung tumor progression and concurrent neutropenia) as previously reported, patient did not receive dexamethasone pre-medication; ALT, alanine aminotransferase; AST, aspartate aminotransferase; CSF, colony-stimulating factor, CRS, cytokine release syndrome, DLT, dose-limiting toxicity; ICANS, immune effector cell-associated neurotoxicity syndrome; GGT, gamma-glutamyltransferase; MoA, mechanism of action; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

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# Tolerability of IMA401 at RP2D ± Pembrolizumab

| | IMA401 (Monotherapy) | | IMA401 + Pembrolizumab | |
|---|---|---|---|---|
| **Treatment-related Adverse Events** (safety analysis set) | **1-2 mg (RP2D)** n=32 | | **1-2 mg (RP2D)[b]** n=12 | |
| **TRAEs[a], n (%)** | All Grades | ≥ Grade 3 | All Grades | ≥ Grade 3 |
| Any TRAE | 28 (88) | 16 (50) | 11 (92) | 3 (25) |
| Cytokine release syndrome | 12 (38) | 0 | 5 (42) | 0 |
| Lymphopenia | 9 (28) | 7 (22) | 4 (33) | 2 (17) |
| Neutropenia | 11 (34) | 5 (16) | 1 (8) | 0 |
| Thrombocytopenia | 5 (16) | 0 | 1 (8) | 0 |
| Leukopenia | 7 (22) | 4 (13) | 1 (8) | 0 |
| Headache | 7 (22) | 1 (3) | 0 | 0 |
| Anaemia | 2 (6) | 2 (6) | 0 | 0 |
| Facial pain | 0 | 0 | 0 | 0 |
| Alanine aminotransferase increased | 3 (9) | 1 (3) | 2 (17) | 0 |
| Pyrexia | 2 (6) | 0 | 3 (25) | 0 |
| Aspartate aminotransferase increased | 3 (9) | 2 (6) | 1 (8) | 0 |
| Hypertension | 3 (9) | 2 (6) | 0 | 0 |
| Gamma-glutamyltransferase increased | 0 | 0 | 1 (8) | 1 (8) |
| Hypoxia | 0 | 0 | 0 | 0 |
| C-reactive protein increased | 1 (3) | 1 (3) | 0 | 0 |
| Chest pain | 0 | 0 | 0 | 0 |
| Febrile neutropenia | 0 | 0 | 0 | 0 |
| Pneumonia | 0 | 0 | 0 | 0 |
| Sinus tachycardia | 1 (3) | 1 (3) | 0 | 0 |

| **ICI-associated toxicities** | **Any group analyzed** |
|---|---|
| Immune-mediated colitis | 0 |
| Immune-mediated pneumonitis | 0 |
| Immune-mediated hepatitis | 0 |
| Nephritis | 0 |
| Adrenal insufficiency | 0 |
| Immune-mediated hypophysitis | 0 |

**No overlapping and/or additive toxicity observed in the combination cohort, supporting IMA401 combinability with ICIs.**

[a] All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all patients, all events with ≥ grade 3 and typical ICI-associated toxicities; [b] IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); ICI, immune checkpoint inhibitor; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

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# Efficacy of IMA401 at RP2D ± Pembrolizumab



Other[a] (n=27, *14 different indications*)
H&N[b] (n=14)
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
96
69
67
40
22
20
13
3
2
1
0
PD
SD
-6
-12
-14
-15
-19
-19
-20
-25
-39
-43
-50
-66
-75
-100
sqNSCLC
Cut. Melanoma
Muc. Melanoma
NET CUP
Cut. Melanoma
Penile Cancer
38
19
19
13
10
9
-7
-15
-22
-62
-70
-73
-100
BL
PR
BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response /disease control
IMA401 + Pembrolizumab
IMA401 monotherapy

## H&N (n=14)

| | |
|---|---|
| cORR | 29% (4/14) |
| DCR | 64% (9/14) |

**All H&N responders achieved deep responses with 60% - 100% tumor reduction**

Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pembrolizumab infusion in combination therapy and had a post-baseline efficacy assessment, including patients with clinical progression; [a] Two patients not shown in plot due to clinical progression before post-infusion scan. [b] One patient not shown in plot due to clinical progression before post-infusion scan. BOR, best overall response; (c)ORR, (confirmed) objective response rate; (c)PR, (confirmed) partial response; DCR, disease control rate; H&N, head and neck cancer; PD, progressive disease; PFS, progression-free survival; RECIST, response evaluation criteria in solid tumors; RP2D, recommended phase 2 dose; SD, stable disease; OS, overall survival; mDOR, median duration of response.

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PRESENTED BY:  0 6 12 18 24 -100 -50 0 50 100 Months post First IMA401 Infusion C h a n g e i n S u m o f L o n g e s t D i a m e t e r o f T a r g e t L e s i o n s f r o m B a s e l i n e [ % ] BL PR ⯈ Palliative Radiotherapy + ⯈ ⯈ ⯈ ⯈     Durable Responses to IMA401 “ Pembrolizumab in Patients with H&N Cancer Prof. Dr. med. Martin Wermke, Abstract #2507 Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pe mbrolizumab infusion in combination therapy and had a post - baseline efficacy assessment, including patients with clinical progression; a One patient not shown in plot due to clinical progression before post - infusion scan. BOR, best overall response; cPR , confirmed partial response; DOR, duration of response; H&N, head and neck cancer; PD, progressive disease; PR, partial response; RECIST, response evaluation criteria in solid tumors; RP2D, recommended phase 2 dose; SD, stable disease. n=14 a IMA401 + Pembrolizumab 8.8 mo mDOR 63% 43% 12m OS rate 6m PFS rate 3 of 4 responses ongoing at data cut - off Data cutoff Mar 02, 2026

PRESENTED BY: Patient Case: Partial Response after IMA401 + Pembrolizumab since 5+ months in H&N Cancer Prof. Dr. med. Martin Wermke, Abstract #2507 Scans courtesy of treating physician Dr. Moritz Kleemiß , UK Bonn; BOR, best overall response; H&N, head and neck; HNSCC, squamous cell carcinoma of the head and neck PR, partial re spo nse; q6w, every 6 weeks; SD, stable disease. 12 Patient Characteristics & Outcome 69 - year - old male with HNSCC, initial diagnosis in September 2023 Patient & Diagnosis Multiple metastases in lung and in one lymph node Disease at Baseline 2 prior lines of systemic therapy with BOR SD • Pembrolizumab, BOR: SD (adjuvant) • Pembrolizumab, carboplatin, 5 - fluorouracil, BOR: SD (metastatic) • Progressed prior to IMA401 treatment Prior systemic therapy 1.5 mg IMA401 + 400 mg pembrolizumab q6w Study Treatment Ongoing PR at 5+ months, BOR - 70% Response Assessment Lung, right lower lobe 2 months 3.5 months 5 months Baseline Lung, right upper lobe 0 5 10 15 20 Lung, right upper lobe Lung, right lower lobe S ize (mm) 18.9 mm 5.3 mm 5.4 mm 4.5 mm 19.8 mm 12.8 mm 7.8 mm 7.0 mm Data cutoff Mar 02, 2026

# Patient Case: Partial Response after IMA401 + Pembrolizumab in sqNSCLC

| Patient Characteristics & Outcome | |
|---|---|
| **Patient & Diagnosis** | 63-year-old male with ICI-resistant sqNSCLC; initial diagnosis in July 2018 |
| **Disease at Baseline** | **Multiple metastases** in lymph nodes, skin, lung and bone |
| **Prior systemic therapy** | **4 prior lines of systemic therapy with BOR SD**<br>• Adjuvant: cisplatin, vinorelbine<br>• Carboplatin, ipilimumab, nivolumab, paclitaxel, BOR: SD<br>• Docetaxel, ramucirumab, BOR: SD<br>• Progressed after all prior treatments<br>• Carboplatin, gemcitabine, BOR: SD, discontinued early due to toxicity |
| **Study Treatment[a]** | **1 mg IMA401 + 400 mg pembrolizumab Q6W;**<br>Pt died during a biopsy due to pulmonary haemorrhage |
| **Response Assessment** | **PR at first scan post IMA401 treatment start with -39% tumor reduction** |

**PR with IMA401 in 5$^{th}$ line ICI-resistant sqNSCLC patient with shrinkage of all target lesions**



Baseline
7 weeks
Lung
Jaw
Head
Head

[a] Treatment start 5 weeks after last prior systemic therapy; scans courtesy of treating physician Prof. Dr. Martin Wermke, TU Dresden; BOR, best overall response; ICI, immune checkpoint inhibitor; PR, partial response; Pt, patient; Q6W, once every 6 weeks; SD, stable disease; sqNSCLC, squamous cell non-small cell lung cancer.

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# IMA401 MAGEA4/8 + IMA402 PRAME Bispecific Dual Targeting in sqNSCLC

**>90%** of sqNSCLC

**MAGEA4/8 OR PRAME**



PRAME +
MAGEA4/8 +

**~60%** of sqNSCLC

**Double Positive**



PRAME +
MAGEA4/8 +

**Double Positive Tumors:**

**Potentially Synergistic Anti-Tumor Activity**



Tumor cell killing
[OD490 nm - 650 nm]
0.8
0.6
0.4
0.2
0.0
w/o TCER
IMA402
IMA401
IMA401+IMA402

*In vitro* model of PRAME and MAGEA4/8 double positive tumor



MAGEA4 (green)
PRAME (red)
100µm

Representative duplex IF image of a **double positive human sqNSCLC** tumor

### IMA402 PRAME Bispecific[a]

- PRAME is a cancer testis antigen expressed in more than 50 cancers
- IMA402 PRAME Bispecific Phase 1a dose escalation completed (NCT05958121)
  - Heavily pre-treated last-line patients
  - **Favorable tolerability in RP2D range** with no high-grade CRS, no ICANS
  - **30% (6/20) cORR** across all indications

Data on file - dot plot: PRAME and MAGEA4/8 mRNA expression in stage III/IV sqNSCLC TCGA samples (TPM, log-scale), PRAME and MAGEA4/8 target prevalences are based on an optimized proprietary target expression threshold applied to TCGA data; Bar graph: In vitro LDH-killing assay, A375 tumor cell line with low target density of PRAME (~50 copies per cell) and medium target density of MAGEA4/8 (~250 copies per cell), Bispecific concentration: 1nM IMA401 and 10 nM IMA402; [a] Immatics Corporate Data Release, Nov 2025, data cut-off Sep 26, 2025; cORR, confirmed objective response rate; CRS, cytokine release syndrome; ICANS, immune effector cell-associated neurotoxicity syndrome; IF, immunofluorescence; RP2D, recommended phase 2 dose; sqNSCLC, squamous cell non-small cell lung cancer.

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PRESENTED BY: Prof. Dr. med. Martin Wermke, Abstract #2507

Data cutoff Mar 02, 2026

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# Key Takeaways

- TCR-based therapies enable immune recognition of intracellular tumor antigens presented by cell-surface HLA, expanding the therapeutic landscape beyond targets accessible to conventional immunotherapies
- **IMA401** is a novel TCR-based bispecific T-cell engager targeting MAGEA4/8, expressed in multiple cancers incl. head & neck cancer and sqNSCLC
- **IMA401** demonstrates a manageable tolerability profile and encouraging efficacy as monotherapy or in combination with ICI
- **Next steps** include a combination with a PRAME-directed TCR-based T-cell engager (IMA402) for >90% prevalence in sqNSCLC

HLA, human leukocyte antigen; head and neck (H&N) cancer (squamous cell and adenocarcinoma); ICI, immune checkpoint inhibitor; MAGE, melanoma-assicated antigen; PRAME, preferentially expressed in melanoma; sqNSCLC, squamous cell non-small cell lung cancer; TCR: T-cell receptor;

Dose escalation data presented by Wermke et al., ESMO 2024.

2026 ASCO ANNUAL MEETING #ASCO26 PRESENTED BY: Prof. Dr. med. Martin Wermke, Abstract #2507
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PRESENTED BY: 16 IMA401 Phase 1 Trial Sponsor: Immatics Thank You – Trial Participants & Caregivers Prof. Dr. med. Martin Wermke, Abstract #2507 University Hospital, Dresden University Hospital Bonn Charité – University Medicine Berlin University Hospital Heidelberg TUM University Hospital Munich Germany University Hospital Würzburg Marien Hospital Düsseldorf University Hospital Münster University Hospital Frankfurt University Medical Center Freiburg University Hospital Regensburg Nuremberg General Hospital University Hospital Erlangen Chemnitz Clinical Centre National Centre for Tumor Diseases, Heidelberg

PRESENTED BY: Appendix Prof. Dr. med. Martin Wermke, Abstract #2507

PRESENTED BY: IMA401 Bispecific Pharmacokinetics in Patients Prof. Dr. med. Martin Wermke, Abstract #2507 Shown are the median and interquartile ranges (25 - 75%) for all patients with evaluable PK samples that received biweekly target doses at or above 1 mg. Median half - life: 17.5 days (n=22) Data cutoff Mar 02, 2026

# Patient Disposition



Infused Patients
(n=61 enrolled patients)
<1mg (n=10)
IMA401 Monotherapy
1-2 mg RP2D
IMA401 Monotherapy
(n=32)
1-2 mg RP2D
IMA401 + Pembrolizumab
(n=12)
>2mg (n=7)
IMA401 Monotherapy
Safety Population
Patients not evaluable for efficacy: Received < 4 IMA401 infusions: n=2
Patients not evaluable for efficacy: Received < 4 IMA401 infusions: n=2
Patients not evaluable for efficacy: Received < 4 IMA401 infusions: n=1
<1mg (n=8)
1-2 mg RP2D
IMA401 Monotherapy
(n=30)
1-2 mg RP2D
IMA401 + Pembrolizumab
(n=11)
>2mg (n=7)
Efficacy Population
Other
n=22
H&N
n=8
H&N
n=6
Other
n=5

Dose groups are shown according to highest actual IMA401 dose received at any time point, as initial target dose or via intrapatient dose escalation and as monotherapy or combination with pembrolizumab. Efficacy population: all patients in the safety set who received 4 IMA401 infusions in monotherapy and in addition at least 1 pembrolizumab infusion in combination therapy and had a post-baseline efficacy assessment, including patients with clinical progression; H&N, head and neck cancer; RP2D, recommended phase 2 dose.

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PRESENTED BY: Prof. Dr. med. Martin Wermke, Abstract #2507
Data cutoff Mar 02, 2026

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# Baseline Characteristics for IMA401 at RP2D ± Pembrolizumab in Patients with H&N Cancer

| **Baseline Characteristics** (safety analysis set) | **H&N** RP2D (1-2mg) n = 14 |
|---|---|
| **Age (years)**, median (min, max) | 62.5 (35, 70) |
| **Sex**, male/female n (%) | 12 (86)/ 2 (14) |
| **ECOG performance status** | |
| 0, n (%) | 6 (43) |
| 1, n (%) | 8 (57) |
| 2, n (%) | 0 (0) |
| **LDH at baseline** | |
| < 1xULN, n (%) | 9 (64) |
| 1-2xULN, n (%) | 5 (36) |
| > 2xULN, n (%) | 0 (0) |
| **Baseline tumor burden** | |
| Median target lesion sum of diameter (mm) (min, max) | 54.1 (15.5, 129.0) |
| **Tumor lesions** | |
| Number of lesions, median (min, max) | 3 (2, 10) |
| Liver metastases, n (%) | 3 (21) |
| Brain metastases, n (%) | 0 (0) |
| **Treatment Experience** | |
| No. of prior lines of systemic treatment median (min, max) | 2.5 (1, 8) |
| **Prior treatments, n (%)** | |
| Chemotherapy | 12 (86) |
| ICI | 11 (79) |
| Targeted Therapy[a] | 10 (71) |
| Hormone Therapy | 1 (7) |
| Others | 0 (0) |

| **Baseline Characteristics** (safety analysis set) | **H&N** RP2D (1-2mg) n = 14 |
|---|---|
| **Main tumor location, n (%)** | |
| Oral cavity | 8 (57) |
| Larynx | 2 (14) |
| Hypopharynx | 1 (7) |
| Other | 3 (21) |
| **p16, n (%):** | |
| p16-positive | 3 (21) |
| p16-negative | 2 (14) |
| p16 unknown | 9 (64) |

**All H&N patients treated in the IMA401 + pembrolizumab combination cohort received prior ICI**

This Phase 1 basket trial was not specifically designed for H&N cancer; therefore, some H&N subclassification data may be limited or not fully conclusive. ECOG, Eastern Cooperative Oncology Group; H&N, head and neck; ICI, immune checkpoint inhibitor; LDH, lactate dehydrogenase; RP2D, recommended phase 2 dose; ULN, upper limit of normal.

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PRESENTED BY: Summary of AEs in Patients treated with IMA401 “ Pembrolizumab Prof. Dr. med. Martin Wermke , Abstract #2507 a IMA401 dose in pembrolizumab expansion cohorts were 1 mg (n=8) or 1.5 mg (n=4); b Two of the three deaths were unrelated to IMA401 and / or pembrolizumab . One treatment - unrelated death was due to pulmonary hemorrhage ( biopsy - related ) and the other was due to respiratory failure ( unrelated ). AE, adverse event ; CRS, cytokine release syndrome ; ICANS, immune effector cell - associated neurotoxicity syndrome ; RP2D, recommended phase 2 dose; SAE, serious adverse events . IMA401 + Pembrolizumab IMA401 (Monotherapy) All treated patients Safety Summary (safety analysis set) 1 - 2mg (RP2D) a n=12 >2 mg n=7 1 - 2 mg (RP2D) n=32 All DL N=61 4 (33) 6 (86) 8 (25) 24 (39) Any SAE 1 (8) 3 (43) 5 (16) 11 (18) Treatment - related SAEs 0 1 (14) 3 (9) 4 (7) Dose reduction due to AE 1 (8) 0 3 (9) 4 (7) Dose interruption due to AE 1 (8) 4 (57) 6 (19) 13 (21) Dose delayed due to AE 1 (8) 1 (14) 1 (3) 4 (7) Dose discontinuation due to AE Deaths due to AE b 0 1 (14) 0 1 (2) due to related AEs 2 (17) 0 0 2 (3) due to unrelated AEs AEs of special interest 5 (42) 3 (43) 12 (38) 23 (38) CRS 0 0 0 0 ICANS Data cutoff Mar 02, 2026

# Tolerability of IMA401 at RP2D ± Pembrolizumab in all Indications and in Patients with H&N Cancer

| | IMA401 RP2D (1-2 mg) ± Pembrolizumab | | IMA401 RP2D (1-2 mg) ± Pembrolizumab | |
|---|---|---|---|---|
| **Treatment-related Adverse Events** (safety analysis set) | **all indications** n=44 | | **H&N** n=14 | |
| **TRAEs[a], n (%)** | All Grades | ≥ Grade 3 | All Grades | ≥ Grade 3 |
| Any TRAE | 39 (89) | 19 (43) | 14 (100) | 5 (36) |
| Cytokine release syndrome | 17 (39) | 0 | 6 (43) | 0 |
| Lymphopenia | 13 (30) | 9 (20) | 4 (29) | 2 (14) |
| Neutropenia | 12 (27) | 5 (11) | 4 (29) | 1 (7) |
| Thrombocytopenia | 6 (14) | 0 | 2 (14) | 0 |
| Leukopenia | 8 (18) | 4 (9) | 1 (7) | 0 |
| Headache | 7 (16) | 1 (2) | 2 (14) | 0 |
| Anaemia | 2 (5) | 2 (5) | 0 | 0 |
| Facial pain | 0 | 0 | 0 | 0 |
| Alanine aminotransferase increased | 5 (11) | 1 (2) | 1 (7) | 0 |
| Pyrexia | 5 (11) | 0 | 2 (14) | 0 |
| Aspartate aminotransferase increased | 4 (9) | 2 (5) | 0 | 0 |
| Hypertension | 3 (7) | 2 (5) | 1 (7) | 1 (7) |
| Gamma-glutamyltransferase increased | 1 (2) | 1 (2) | 1 (7) | 1 (7) |
| Hypoxia | 0 | 0 | 0 | 0 |
| C-reactive protein increased | 1 (2) | 1 (2) | 0 | 0 |
| Chest pain | 0 | 0 | 0 | 0 |
| Febrile neutropenia | 0 | 0 | 0 | 0 |
| Pneumonia | 0 | 0 | 0 | 0 |
| Sinus tachycardia | 1 (2) | 1 (2) | 0 | 0 |

Data cutoff Mar 02, 2026.
[a] All TRAEs at least possibly related to IMA401 infusion and/or pembrolizumab infusion with grade 1-2 occurring in at least 10% of all SAS patients, all events with ≥ grade 3; CSF, colony-stimulating factor, CRS, cytokine release syndrome, H&N, head and neck; RP2D, recommended phase 2 dose; TRAE, treatment-related adverse event.

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PRESENTED BY: Prof. Dr. med. Martin Wermke, Abstract #2507
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BOR of IMA401 at all DLs ± Pembrolizumab



≤ 1 mg
1 - 2 mg (RP2D Range)
≥ 2 mg
Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
PD
SD
Synovial Sarcoma
Synovial Sarcoma
HNSCC
Synovial Sarcoma
HNSCC
TNBC
Cut. Melanoma
Esophageal Carcinoma
LCNEC Esophageal
adNSCLC
Gastric Cancer
TNBC
HNSCC
Synovial Sarcoma
Ovarian Carcinoma
HNSCC
H&N - Lacrimal Sac
HNSCC
Cut. Melanoma
HNSCC
H&N - Adenoid Cystic Carcinoma
Urothelial Carcinoma
sqNSCLC
Synovial Sarcoma
LCNEC Lung
Cut. Melanoma
HNSCC
Synovial Sarcoma
Ovarian Cancer
Cut. Melanoma
HNSCC
adNSCLC
sqNSCLC
Ovarian Carcinoma
HNSCC
Bladder Carcinoma
sqNSCLC
Cut. Melanoma
Muc. Melanoma
HNSCC
NET CUP
HNSCC
H&N - Salivary Gland Adenocarcinoma
Cut. Melanoma
HNSCC
Penile Cancer
Cut. Melanoma
SCLC
SCLC
TNBC
sqNSCLC
Gallbladder Adenocarcinoma
Gastric Adenocarcinoma



BOR (RECIST 1.1)
PD
SD
PR
cPR
Ongoing response/ disease control
IMA401 + Pembrolizumab
IMA401 monotherapy

Three patients treated at RP2D not shown in plot due to clinical progression before post-infusion scan; BOR, best overall response; cPR, confirmed partial response; H&N, head and neck cancer; sq/adNSCLC, squamous cell/adenocarcinoma non-small-cell lung cancer; LCNEC, large cell neuroendocrine carcinoma; NET CUP, neuroendocrine cancer of unknown primary; PD, progressive disease; PR, partial response; RP2D, recommended phase 2 dose; RECIST, Response Evaluation Criteria in Solid Tumors; SCLC, small cell lung cancer; SD, stable disease; TNBC, triple-negative breast cancer.

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# Clinical Responses of IMA401 at RP2D ± Pembrolizumab in Patients with H&N Cancer

| Indication | No of prior treatment lines | List of prior treatment lines | Highest dose received (mg) | Pembrolizumab (≥ one dose) | Baseline Tumor Burden (mm)[a] | BOR (RECIST 1.1) | BOR (Max % change of target lesions) | PFS (months) | Ongoing treatment |
|---|---|---|---|---|---|---|---|---|---|
| H&N – HNSCC | 3 | Carboplatin/ Cetuximab/ Pembrolizumab/ Nivolumab<br>Nivolumab/ Cisplatin<br>Cetuximab/ Fluorouracil/ Carboplatin | 1.5 | Yes | 16 | cPR | -100 | 7.6 (ongoing) | Yes |
| H&N – Salivary gland adenocarcinoma | 1 | Cisplatin | 2 | No | 32 | cPR | -73 | 14.9 (ongoing) | Yes |
| H&N – HNSCC | 2 | Pembrolizumab<br>Pembrolizumab/ Carboplatin/ Fluorouracil | 1.5 | Yes | 39 | cPR | -70 | 5.3 (ongoing) | Yes |
| H&N – HNSCC | 3 | Cisplatin/ Carboplatin<br>Pembrolizumab/ Fluorouracil/ Carboplatin<br>Cetuximab/ Docetaxel | 2 | No | 39 | cPR | -62 | 10.2 | Yes |
| H&N – HNSCC | 3 | Cisplatin/ Carboplatin<br>Nivolumab<br>Cisplatin/ Cetuximab/ Docetaxel | 1.5 | No | 67 | SD | -22 | 2.6 | No |
| H&N – HNSCC | 3 | Cisplatin<br>Cisplatin/ Fluorouracil sodium/ Pembrolizumab<br>Cetuximab/ Paclitaxel | 1 | Yes | 121 | SD | -15 | 2.8 (ongoing) | Yes |
| H&N – HNSCC | 2 | Cisplatin<br>Carboplatin/ Paclitaxel/ Cetuximab | 1.2 | No | 59 | SD | -7 | 2.4 | No |
| H&N – Adenoid cystic carcinoma of submandibular gland | 1 | Axitinib | 1 | No | 55 | SD | 9 | 3.7 (ongoing) | Yes |
| H&N – Squamous cell carcinoma right lacrimal sac | 1 | Cemiplimab | 1.5 | No | 53 | SD | 19 | 2.2 | No |
| H&N – HNSCC | 2 | Cisplatin<br>Carboplatin/ Fluorouracil/ Pembrolizumab | 1 | Yes | 29 | PD | 10 | 1.4 | Yes |
| H&N – HNSCC | 2 | Pembrolizumab/ Cisplatin/ Fluorouracil<br>Cetuximab | 1 | Yes | 82 | PD | 13 | 1.1 | No |
| H&N – HNSCC | 3 | Pembrolizumab<br>Docetaxel<br>Cetuximab | 1.2 | No | 129 | PD | 19 | 1.4 | No |
| H&N - HNSCC | 8 | Cisplatin<br>Carboplatin/ Paclitaxel<br>Tipifarnib<br>Tipifarnib/ Bicalutamide/ Triptorelin<br>VB-N-10-NEO/ Atezolizumab<br>Trastuzumab deruxtecan/ Darolutamide<br>Abiraterone/ Trastuzumab deruxtecan<br>Sacituzumab govitecan | 1.8 | No | 37 | PD | 38 | 1.2 | No |
| H&N – HNSCC | 3 | Cisplatin<br>Dostarlimab/ Nelistotug<br>Carboplatin/ Paclitaxel/ Cetuximab | 1 | Yes | 110 | N/A | N/A[b] | 1.4 | No |

[a] Target lesion sum of diameter; [b] Max change not shown due to clinical progression before post-infusion scan; BOR, best overall response; (c)PR, (confirmed) partial response; H&N, head and neck cancer; PD, progressive disease; RP2D, recommended phase 2 dose; SD, stable disease.

Data cutoff Mar 02, 2026

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PRESENTED BY: Thank you Prof. Dr. med. Martin Wermke, Abstract #2507